UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-26509

NATIONAL COAL CORP.

(Exact name of registrant as specified in its charter)

8915 George Williams Road, Knoxville TN 37923 (865) 690-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.0001 per share 10.5% Senior Secured Notes due 2010

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

On December 15, 2010, the Registrant merged with and into Ranger Coal Holdings LLC, with Ranger Coal Holdings, LLC (“Merger Sub”) being the surviving corporation (the “Surviving Entity”) following the merger (the “Merger”) as a wholly-owned subsidiary of Ranger Energy Investments, LLC (“Ranger Energy”) pursuant to an Agreement and Plan of Merger dated as of September 27, 2010 by and among the Registrant, Ranger Energy and Merger Sub, as amended (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each share of the Registrant’s common stock outstanding at the effective time of the Merger (the “Effective Time”) was converted into the right to receive $1.00 in cash. As a result of the Merger, the Registrant became a wholly-owned subsidiary of Ranger Energy.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ranger Coal Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RANGER COAL HOLDINGS, LLC

Date:	December 20, 2010	By:	/s/ Daniel A. Roling
Daniel A. Roling President and Chief Executive Officer